

November 23, 2010

Mr. Kevin Tansley
Chief Financial Officer
Trinity Biotech, plc
IDA Business Park
Bray, Co. Wicklow, Ireland

> **Re: Trinity Biotech, Plc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **File No. 000-22320**

Dear Mr. Tansley:

We have reviewed your November 5, 2010 response to our September 27, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Research and Products under Development, page 35

1. We acknowledge your response to our previous comments two and three. It appears that the disclosure of project costs you propose relates to the projects that you capitalized in the development phase under paragraph 57 of IAS 38. Please revise your proposed disclosure to disclose the significant projects in your research phase and, for each of them, please disclose the following information requested in our previous comment two:

   - The costs incurred by you during each period presented and to date on the project;
   - The nature, timing and estimated costs to be incurred by you necessary to complete the project;
   - The anticipated completion dates;
   - The period in which material net cash inflows from significant projects are expected to commence; and
   - The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.

   If you do not maintain any research costs by project, disclose that fact and explain why management does not maintain and evaluate research costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on each project.

To the extent that you are unable to estimate costs and timing to complete the project, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Notes to the Consolidated Financial Statements

Note 1: Basis of Preparation and Significant Accounting Policies

g) Intangibles, including research and development, page 72

2. Please revise your proposed disclosure provided in response to comment three to revise your listing of development costs capitalized during the periods presented to reconcile these costs to your total development costs capitalized as indicated in the table on page 98. In this regard it appears that the information you provide represents approximately 71% and 75% of your 2009 and 2008 capitalized development costs. To the extent you have other development projects that you did not identify, please aggregate the expenditures for those projects and disclose the criteria you used to specifically identify the projects you did.

u) Tax (current and deferred), page 77

3. We acknowledge your response to our previous comment four and your proposed disclosure referencing the use of a valuation allowance. Please explain to us how your use of a valuation allowance against deferred tax assets is consistent with the guidance in paragraph 24 of IAS 12 to recognize deferred tax assets only to the extent it is probable the benefit will be utilized.

 Note 9: Income Tax Expense / (Credit), page 91

4. We acknowledge your response to our previous comment five. Please revise your proposed disclosure regarding deferred tax assets not recognized to indicate, that in addition to having no reversing deferred tax liability in the same jurisdiction, future taxable income in the same jurisdiction is not probable, consistent with your response to our previous comment four. Otherwise, please advise.

You may contact Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant